

Mail Stop 3720

April 9, 2008

Via U.S. Mail and Fax
Mr. Timothy T. Yates
Executive Vice President and
Chief Financial Officer
Monster Worldwide, Inc.
622 Third Avenue
New York, NY 10017

> **RE:** **Monster Worldwide, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2007**
> **Filed February 21, 2008**
> **File No. 0-21571**

Dear Mr.Yates:

We have reviewed the above referenced filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2007
Item 8 Financial Statements and Supplementary Data, page 44
Note 6 Investments, page 62

1. Please explain to us how you determined the fair value of the auction rate bonds on December 31, 2007 and, subsequently, through February 21, 2008. Also, if applicable, tell us whether you consider your unrealized losses on the auction rate bonds to be material and if not, please explain why.

2. In regards to your marketable securities, please tell us whether you considered the disclosure requirements found in paragraph 21 of EITF 03-1, and in paragraph 5(c) of FASB Staff Position Nos. FAS 115-1 and FAS 124-1, and why they did not apply.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage Accountant Branch Chief, at (202) 551-3361if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3815 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director